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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      American Medical Security Group, Inc.
           -----------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, No Par Value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   027 44P 101
                           ---------------------------
                                 (CUSIP Number)

             Thomas R. Hefty, President and Chief Executive Officer
                               Cobalt Corporation
              401 West Michigan Street, Milwaukee, Wisconsin 53203
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 2001
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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- ------------------------------------------
CUSIP NO. 682130
- ------------------------------------------

- --------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC.
            COBALT CORPORATION
            BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN
- --------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |x|1
                                                                      (b) | |2
- --------------------------------------------------------------------------------
3           SEC USE ONLY

- --------------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            NOT APPLICABLE
- --------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) or 2(E)                                         |_|3

- --------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. - WISCONSIN
            COBALT CORPORATION - WISCONSIN
            BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN - WISCONSIN
- --------------------------------------------------------------------------------
 NUMBER OF     7   SOLE VOTING POWER
  SHARES
BENEFICIALLY       BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN  - 6,309,525
  OWNED BY         WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. -  0
    EACH           COBALT CORPORATION - 0
 REPORTING
  PERSON
   WITH
               -----------------------------------------------------------------
               8   SHARED VOTING POWER

                   BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN - 0
                   WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. - 0
                   COBALT CORPORATION - 0
               -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER

                   BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN - 6,309,525 WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. - 0
                  COBALT CORPORATION - 0

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               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN - 0
                   WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. - 0
                   COBALT CORPORATION - 0

- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN  - 6,309,525
            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. -  6,309,525
            COBALT CORPORATION - 6,309,525

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       |_|4

- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            44.4%
- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN  -CO

            WISCONSIN UNITED FOR HEALTH FOUNDATION, INC. -  CO
            COBALT CORPORATION - CO
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, no par value per share ("Common Stock"), of American Medical Security, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 3100 AMS Boulevard, Green Bay, WI 54313.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This statement is being filed by
                  (i) Wisconsin United for Health Foundation, Inc.; 410 E. Doty Street, Madison, WI 53701;

                           The Foundation is a Wisconsin social welfare organization; The Foundation is a Wisconsin non-stock corporation.

                  (ii)     Cobalt Corporation

                           401 West Michigan Street, Milwaukee, WI  53203

                           Cobalt is a publicly traded managed care company. Cobalt is a Wisconsin corporation.

                  (iii) Blue Cross & Blue Shield United of Wisconsin, Inc. 401 West Michigan Street, Milwaukee, WI 53203 Blue Cross & Blue Shield United of Wisconsin is an insurance company and a Wisconsin corporation.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         N/A. The Foundation and Cobalt became beneficial owners of the Common Stock in connection with the conversion of Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. BCBSUW previously owned the 6,309,525 shares of Common Stock as reported on BCBSUW's Report on Schedule 13G. In connection with the conversion, Cobalt became the owner of 100% of the issued and outstanding Common Stock of BCBSUW and the Foundation became the owner of 77.5% of the issued and outstanding Common Stock of Cobalt. Consequently, both the Foundation and Cobalt are deemed to be beneficial owners of the 6,309,525 shares of Common Stock owned by BCBSUW.

ITEM 4.  PURPOSE OF TRANSACTION

         Beneficial Ownership of the Common Stock by the Foundation and Cobalt occurred as described in Item 3. None of the reporting persons has any plans that would result in the occurrence of any of the events set forth in Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Each of the Foundation, Cobalt and BCBSUW is deemed to be the beneficial owner of the 6,309,525 shares of the Common Stock owned by BCBSUW which represents 44.4% of the issued and outstanding Common Stock.

         b.       (i)      Number of Shares as to which the Foundation has:

                           sole voting power - 0
                           shared voting power - 0
                           sole dispositive power - 0
                           shared dispositive power - 0

                  (ii)     Number of shares to which Cobalt has:

                           sole voting power - 0
                           shared voting power - 0
                           sole dispositive power - 0
                           shared dispositive power - 0

                  (iii)    Number of shares to which BCBSUW has:

                           sole voting power - 6,309,525
                           shared voting power - 0
                           sole dispositive power - 6,309,525
                           shared dispositive power - 0

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ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         MARCH 30, 2001


WISCONSIN UNITED FOR HEALTH FOUNDATION, INC.

By: /s/ Ben Brancel
   ----------------------------
   Ben Brancel, President

COBALT CORPORATION

By: /s/ Cathy Harvey
   ----------------------------
   Cathy Harvey, Vice President



BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN, INC.

By: /s/ Cathy Harvey
   ----------------------------
   Cathy Harvey, Vice President